UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b‑25
Commission File Number 0-14535

NOTIFICATION OF LATE FILING

/ /Form 10‑K  / / Form 20‑F  / / Form 11‑K  /X / Form 10‑Q  / / Form N‑SAR

For Period Ended: March 31, 2003

  [ ] Transition Report on Form 10‑K                  [ ] Transition Report on Form N‑SAR
  [ ] Transition Report on Form 20‑F
  [ ] Transition Report on Form 11‑K
  [ ] Transition Report on Form 10‑Q

For the Transition Period Ended: [             ]

                Read Instruction Sheet Before Preparing Form. Please Print or Type.

                Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification
 relates:                          Not Applicable

PART I
REGISTRANT INFORMATION

Full Name of Registrant :	Citizens Bancshares Corporation
Former Name if Applicable:	N/A
Address of Principal Executive Office (Street and Number):	75 Piedmont Avenue, N.E.
City, State and Zip Code:	Atlanta, Georgia 30303

PART II
RULES 12b‑25(b) AND (c)

            If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b‑25(b), the following should be completed. (Check box if appropriate)

            (a)            The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;   [X]

            (b)            The subject annual report, semi‑annual report, transition report on Form 10‑K, Form 20‑F, 11‑K or Form N‑SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10‑Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and [X]

            (c)            The accountant's statement or other exhibit required by Rule 12b‑25(c) has been attached if applicable.   [  ]

PART III
 NARRATIVE

            State below in reasonable detail the reasons why Forms 10‑K, 20‑F, 11‑K, 10‑Q, N‑SAR, or the Transition report or portion thereof, could not be filed within the prescribed time period.

            The Registrant's Form 10‑Q for the period ended March 31, 2003 cannot be timely filed for the following reasons:

On February 28, 2003, Citizens Bancshares Corporation (the "Company") consummated its acquisition of CFS Bancshares, Inc., Birmingham, Alabama.  As a result of the merger and activities related to the integration of the target company, the Company has been unable to complete Form 10‑Q before the required filing date.

PART IV
OTHER INFORMATION

            (1)            Name and telephone number of persons to contact in regard to this notification.

Beth Lanier
Powell, Goldstein, Frazer & Murphy LLP	(404)	572-4571
(Attorneys for Company)	(Area Code)	(Telephone Number)

             (2)            Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                            / X / Yes    /   / No

            (3)            Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            /   / Yes    / X / No

                        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Citizens Bancshares Corporation

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 14, 2003	By:	/s/ Samuel J. Cox
Samuel J. Cox
Senior Vice President and
Chief Financial Officer